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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

PETCO Animal Supplies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

716016 20 9

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1 (d)

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 716016 20 9	13G	Page 2 of 13 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Green Equity Investors III, L.P.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

0

	6.	SHARED VOTING POWER

15,030,954

	7.	SOLE DISPOSITIVE POWER

0

	8.	SHARED DISPOSITIVE POWER

15,030,954

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,030,954

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

26.2%

12.	TYPE OF REPORTING PERSON*

PN

CUSIP No. 716016 20 9	13G	Page 3 of 13 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Green Equity Investors Side III, L.P.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

0

	6.	SHARED VOTING POWER

15,030,954

	7.	SOLE DISPOSITIVE POWER

0

	8.	SHARED DISPOSITIVE POWER

15,030,954

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,030,954

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

26.2%

12.	TYPE OF REPORTING PERSON*

PN

CUSIP No. 716016 20 9	13G	Page 4 of 13 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GEI Capital III, L.L.C.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

0

	6.	SHARED VOTING POWER

15,030,954

	7.	SOLE DISPOSITIVE POWER

0

	8.	SHARED DISPOSITIVE POWER

15,030,954

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,030,954

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

26.2%

12.	TYPE OF REPORTING PERSON*

PN

CUSIP No. 716016 20 9	13G	Page 5 of 13 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Leonard Green & Partners, L.P.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

0

	6.	SHARED VOTING POWER

15,030,954

	7.	SOLE DISPOSITIVE POWER

0

	8.	SHARED DISPOSITIVE POWER

15,030,954

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,030,954

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

26.2%

12.	TYPE OF REPORTING PERSON*

PN

CUSIP No. 716016 20 9	13G	Page 6 of 13 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LGP Management, Inc.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

0

	6.	SHARED VOTING POWER

15,030,954

	7.	SOLE DISPOSITIVE POWER

0

	8.	SHARED DISPOSITIVE POWER

15,030,954

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,030,954

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

26.2%

12.	TYPE OF REPORTING PERSON*

CO

CUSIP No. 716016 20 9	13G	Page 7 of 13 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John G. Danhakl

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

0

	6.	SHARED VOTING POWER

15,030,954

	7.	SOLE DISPOSITIVE POWER

0

	8.	SHARED DISPOSITIVE POWER

15,030,954

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,030,954

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

26.2%

12.	TYPE OF REPORTING PERSON*

IN

CUSIP No. 716016 20 9	13G	Page 8 of 13 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John M. Baumer

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

0

	6.	SHARED VOTING POWER

15,030,954

	7.	SOLE DISPOSITIVE POWER

0

	8.	SHARED DISPOSITIVE POWER

15,030,954

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,030,954

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

26.2%

12.	TYPE OF REPORTING PERSON*

IN

CUSIP No. 716016 20 9	13G	Page 9 of 13 Pages

Item 1(a).	Name of Issuer

PETCO Animal Supplies, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

9125 Rehco Road
San Diego, California 92121

Item 2(a).	Name of Person Filing

(A)     Green Equity Investors III, L.P. (“GEI III”), Green Equity Investors Side III, L.P. (“GEI Side III”), GEI Capital III L.L.C. (“GEIC”), Leonard Green & Partners, L.P. (“LGP”), and LGP Management, Inc. (“LGPM”)

GEI III is the record owner of 15,030,954 of the Issuer’s Common Stock, par value $0.001 per share (the “Common Stock”).  GEI Side III is an affiliated fund of GEI III and invests in tandem with GEI III.  GEI Side III’s investments represent less than 1% of the amount invested in each transaction.  GEIC is the general partner of GEI III and GEI Side III.  LGP is an affiliate of GEIC.  LGP is the management company of GEI III and GEI Side III.  LGPM is the general partner of LGP.  As a result of their relationship with GEI III and GEI Side III, each of GEIC, LGP and LGPM may be deemed to have shared voting and investment power with respect to the Common Stock beneficially owned by GEI III and GEI Side III.  GEIC, LGP and LGPM, however, disclaim beneficial ownership of such shares of Common Stock.

(B) John G. Danhakl and John M. Baumer

Messrs. Danhakl and Baumer directly (whether through ownership interest or position) or indirectly through one or more intermediaries, may be deemed to control GEI III, GEI Side III, GEIC, LGP and/or LGPM.  Each of Messrs. Danhakl and Baumer is a partner of LGP and may be deemed to have shared voting and investment power with respect to all Common Stock beneficially owned by GEI III and GEI Side III.  Messrs. Danhakl and Baumer, however, disclaim beneficial ownership of such shares of Common Stock.

Item 2(b).	Address of Principal Business Office, or, if None, Residence

(A) and (B):

11111 Santa Monica Boulevard, Suite 2000
Los Angeles, California 90025

Item 2(c).	Citizenship

(A) Delaware

(B) United States of America

Item 2(d).	Title of Class of Securities

This statement relates to the Issuer’s Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number

716016 20 9

Item 3.	Not Applicable.

CUSIP No. 716016 20 9	13G	Page 10 of 13 Pages

Item 4.	Ownership

(a) Amount Beneficially Owned: 15,030,954

The number of shares reported as beneficially owned above is as of December 31, 2002.  GEIC, LGP, LGPM and each of Messrs. Danhakl and Baumer expressly disclaim beneficial ownership of Common Stock beneficially owned by GEI III and GEI Side III.

(b) Percent of Class: 26.2%

This figure is calculated based on 57,366,473 shares of Common Stock issued and outstanding as of November 26, 2002, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 2, 2002, filed with the Securities and Exchange Commission on November 27, 2002 (File No. 0-23574).

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
0

(ii) Shared power to vote or to direct the vote:
15,030,954

(iii) Sole power to dispose or to direct the disposition of:
0

(iv) Shared power to dispose or to direct the disposition of:
15,030,954

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 716016 20 9	13G	Page 11 of 13 Pages

Exhibit No.	Description

1	Joint Filing Agreement, dated February 11, 2003 (filed herewith).
2	Power of Attorney, dated February 11, 2003 (filed herewith).

CUSIP No. 716016 20 9	13G	Page 12 of 13 Pages

SIGNATURE

        After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 11th, 2003

GREEN EQUITY INVESTORS III, L.P.
By: GEI Capital III, L.L.C., its General Partner

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Manager

GREEN EQUITY INVESTORS SIDE III, L.P.
By: GEI Capital III, L.L.C., its General Partner

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Manager

GEI CAPITAL III, L.L.C.

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Manager

LEONARD GREEN & PARTNERS, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Vice President

LGP Management, Inc.

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Vice President

/s/ JOHN G. DANHAKL

John G. Danhakl

/s/ JOHN M. BAUMER

John M. Baumer

CUSIP No. 716016 20 9	13G	Page 13 of 13 Pages

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated February 11, 2003 (filed herewith).
2	Power of Attorney, dated February 11, 2003 (filed herewith).